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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following communication was distributed to CBOT members and membership interest holders after business hours on November 6, 2000 and is currently available on the CBOT's intranet site, MemberNet.

Dutterer in Key Panel at Expo 2000

Chicago Board of Trade Interim President and CEO Dennis A Dutterer will lead the exchange's participation in a key panel discussion November 7 at the Futures Industry Association's Futures and Options Expo 2000 at the Hyatt Regency in downtown Chicago.

Dutterer's talk, entitled "Chicago Revisited" will focus on the status of the CBOT's restructuring strategy, the exchange's efforts in Washington, and the CBOT's desire to provide customers the best of both markets, via the a/c/e electronic trading platform or by enhancing open outcry with technology.

Joining Dutterer on the panel will be Chicago Board Options Exchange President and CEO William Brodsky, Board of Trade Clearing Corporation Executive Vice President Tom Hammond, and Chicago Mercantile Exchange President and CEO James McNulty. Moderator will be Steven Spence, Managing Director and Head of Financial Futures and Options, Merrill Lynch Futures, Inc.

The CBOT and a/c/e, the CBOT/Eurex electronic trading platform, will host two separate receptions for industry leaders, market participants and media representatives attending the Expo, on Nov. 7 and 8.

The Expo showcase products, services and information for futures and options industry professionals and market participants. More than 4,000 people from around the world are expected to attend the Expo, ranging from senior staff to floor traders, pension fund managers, corporate treasurers, CTA's and CPOs and individual investors.


The CBOT(R) urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT(R) restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT(R) has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT(R) members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT(R) at the Commission's web site at www.sec.gov, or from the CBOT(R) by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (302) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following presentation was given by the President of the CBOT at a conference held on November 7, 2000 and is currently available on the CBOT's intranet site, MemberNet.


                                    Remarks
                                  FIA Chicago
                               November 7, 2000
                CBOT Interim President and CEO Dennis Dutterer

Restructuring
-------------

 .    One of the CBOT's strategic initiatives is the adoption of a for-profit structure that will maximize shareholder values, better position us to compete in the U.S. and throughout the world, and allow the Exchange to grow our business and prosper financially. Our business plan calls for us to provide both an open outcry market and an electronic market, and give customers the opportunity to decide where they want to place their business at the CBOT.

 .    Our original restructuring strategy called for two separate, for-profit entities. Then, in August the CBOT Board of Directors unanimously adopted a revised restructuring strategy in which the electronic CBOT, called eCBOT, will become a wholly owned subsidiary of the for-profit open outcry company. Although eCBOT will be a subsidiary of the Board of Trade, the plan is to operate the eCBOT on an independent and competitive basis with significant autonomy for eCBOT's management.

 .    We are committed to this restructuring and are devoting significant time, energy, and resources to ensure the CBOT and its members are positioned to compete anywhere in the world.

 .    Our Board of Directors will be receiving and reviewing our S-4 documents, which initiate the process for conversion of the CBOT to a for-profit stock company, later this month and we are prepared to file those documents with the SEC as soon as we receive Board approval.

a/c/e
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     On every front, technology is leading exchanges and customers to change the way they do business, whether on the trading floor or on the screen. Just ten years ago, electronic trading accounted for merely 7% of global volume. Last year, almost 40% of all global futures trading was electronic. Exchanges are investing heavily in electronic trading and will eventually use e-commerce to extend it.

 .    The Chicago Board of Trade embraced this change through our business alliance with Eurex, which resulted in the launching of a new trading platform called a/c/e.

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 .    a/c/e is the first electronic trading network of its scale in the world. It is becoming the gateway for expanded access to CBOT and Eurex products for market users, bringing significant benefits to our members and customers through increased global trading opportunities, either on a screen or in our open outcry markets.

 .    The excitement and enthusiasm for a/c/e was felt immediately following its launch. Volume surpassed one million contracts in just 12 trading days, and two million in one month.

 .    Since its launch in August, CBOT members have traded more than 4.5 million contracts on a/c/e, accounting for over 12.7 % of our overall volume in October.

Electronic order routing
------------------------

 .    a/c/e complements our open outcry markets and increases overall volume and market opportunity. However, we also are working hard to incorporate new technology enhancements in our open outcry markets, with the ultimate goal of moving toward a paperless trading floor.

 .    Through e-openoutcry.com, our new browser-based order entry system, clearing firms have the ability to allow customers to send orders directly from the a/c/e trading screen to our members in the pit.

 .    One year ago only 5% of agricultural orders were routed electronically.
     Today, 38% of all non-spread agricultural futures orders are routed through the electronic order routing system.

 .    On a peak day, 4 out of every 10 orders are routed electronically.

 .    Customers receive trade confirmations for market orders in less than one minute. Electronic order routing decreases errors and, therefore, risk. And, outtrade risk has been reduced by 40% for firms using electronic order routing at the CBOT.

 .    All of this is being done to increase the efficiency of order flow in and out of our trading pits so that we can improve our level of customer satisfaction which, in turn, will generate additional business.


Washington Issues
-----------------

 .    I cannot stress more strongly the necessity for the Senate to pass the
     Commodity Futures Modernization Act of 2000. The legislation is designed to modernize the laws governing futures exchanges, provide legal certainty to over-the-counter transactions, and lift the ban on single stock futures.

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 .    Single stock futures are vital for futures exchanges to compete effectively in the global marketplace. Why should U.S. futures exchanges be denied by our own regulators the opportunity to trade futures on individual stocks, particularly in light of the announcement made by LIFFE to begin trading single stock futures on five U.S. companies beginning in January 2001? The question we keep asking in Washington is why are we being placed at a competitive disadvantage?

 .    For many years, the Board of Trade has urged Congress and the Commodity
     Futures Trading Commission to take meaningful action to streamline and modernize its regulatory regime in order to afford fair, even-handed treatment to derivatives exchange markets. Our message has been simple: We do not want more regulation placed on the over-the-counter and unregulated markets. We want the same level of regulation they have. We believe that, with a level playing field, we have the competitive advantages of liquidity, daily marking-to-the-market and price transparency, and of course, a clearing corporation second-to-none.

 .    For many years, the Board of Trade has testified before the CFTC and
     Congress that the differences between foreign exchanges, swaps markets and futures markets have become increasingly blurred, with the same market participants trading substantially similar products under distinctly dissimilar regulatory structures.

 .    We applaud the Commission's efforts at administrative regulatory reform, particularly those of its Chairman Bill Rainer, to complement the regulatory reform legislation now pending in the Senate. The Board of Trade hopes that legislation will be enacted as Congress extends its session, addressing many of the issues covered by the Commission's proposal.

 .    Whether legislative or administrative in nature, we look forward to working with Chairman Rainer and the Commission and lawmakers to effect regulatory relief for U.S. futures exchanges. Together, we will strive to achieve common self-regulatory goals without imposing undue government oversight.


The CBOT(R) urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT(R) restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT(R) has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT(R) members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT(R) at the Commission's web site at www.sec.gov, or from the CBOT(R) by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (302) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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